DXI ANNOUNCES CORRECTIONS TO REVENUE AND
ROYALTIES DISCLOSED IN Q4 AND FISCAL 2016 RESULTS PRESS RELEASE

VANCOUVER, BRITISH COLUMBIA, March 23, 2017 - DXI Energy Inc. (TSX: DXI.TO) (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announcedcorrections to the “Revenue” and “Royalties” dollar amounts included in the Q4 and Fiscal 2016 financial results press release announcement disseminated to the public on March 22, 2017.

The revised numbers are as follows:

(CA$ thousands)	Three months ended December 31,			Twelve months ended December 31,
	2016	2015	Change	2016	2015	Change
Revenue	954	2,768	-66%	4,808	8,579	-44%
Royalties	127	517	-75%	735	1,483	-50%

No corrections were required to be made to the Company’s Audited Consolidated Financial Statements for the Three and Twelve Months Ended December 31, 2016 or the related Management’s Discussion and Analysis for the same period and year.

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (25,684 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.
Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com